FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Lacombe, Donald G. (Last) (First) (Middle) 1303 Midnight Drive (Street) San Antonio, Texas 78258 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Pioneer Drilling Company PDC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

###-##-####

4. Statement for Month/Day/Year 05/01/2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

  X  Officer (give title below)

      10% Owner

      Other (specify below)

Sr. Vice President, Marketing

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$2.25	8/20/00		A		25,000		(1)	8/21/10	Common Stock	25,000	$2.25	10,000	D
Stock Option (right to buy)	$3.20	1/28/02		A		50,000		(2)	1/31/12	Common Stock	50,000	$3.20	16,667	D
Stock Option (right to buy)	$3.70	4/21/03		A		50,000		(3)	4/21/13	Common Stock	50,000	$3.70	0

Explanation of Responses:

(1) Exercisable in equal installments of 5,000 shares on August 20, 2001, 2002, 2003, 2004, and 2005.  (2) Exercisable in equal installments of 16,667 shares on January 28, 2003 and 2004 and  16, 666 on January 28, 2005.  (3) Exercisable in equal installments of 16,667 shares on April 21, 2004 and 2005 and 16,666 on April 21, 2006.

/s/ Donald G. Lacombe ** Signature of Reporting Person	5/2/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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Last update: 09/05/2002